Orbital and Bajaj Sign New License for Gaseous Autorickshaw

PERTH, AUSTRALIA: Orbital Corporation Limited and Bajaj Auto Ltd, India have announced an expansion of their licensing arrangements to cover liquid petroleum gas (LPG) and compressed natural gas (CNG) application In May 2004 the parties announced a Technical Cooperation Agreement that will see Orbital's fuel injection technology applied to Bajaj's autorickshaw three wheeler vehicles. That Agreement was directed to gasoline fuelled applications and this new arrangement will enable the addition of two new gaseous models to the three wheeler range.

In support of this expanded arrangement Orbital and Bajaj have initiated a new comprehensive engineering program to introduce this technology on these two new models

Bajaj, based in Pune, is one of India's largest producers of two and three wheelers and dominates the autorickshaw market segment in Asia. The autorickshaw is the ubiquitous form of transport throughout India and much of Asia and is currently enjoying strong growth. The Indian market is increasingly emissions conscious with more stringent emissions standards introduced in 2005 and further strengthening happening in 2010. The market is also very fuel economy conscious and Orbital's direct injection technology provides significantly improved fuel economy and vehicle operating costs, in addition to desirable fuel flexibility.

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The expansion of the Technical Cooperation Agreement to cover LPG & CNG applications will provide Bajaj with the ability to satisfy the burgeoning market for gaseous powered vehicles. India is making significant investments in the LPG and CNG delivery infrastructure and has mandated the exclusive use of CNG fuel for Commercial Vehicles in the city of Delhi.

Bajaj is currently conducting pilot fleet manufacture and field trials of its Orbital direct injection gasoline powered autorickshaws.

"Our Orbital equipped gasoline autorickshaw program is progressing well and this expansion in to LPG/CNG is a natural progression to ensure that our customers can enjoy outstanding fuel economy and reduced emissions, along with improved drivability across a number of different fuels.? commented Bajaj?s Managing Director, Mr. Rajiv Bajaj. "Bajaj R&D will be distinctively ahead to deliver real additional benefits to the consumers in an emission efficient way.

"We are very happy with this expansion of our relationship with Bajaj, who have a very innovative and creative engineering group,? said Orbital's Chief Executive Officer, Dr. Rod Houston. "This is a key step along a new road to the development of new gaseous products based on our core technology which enhances royalty and engineering opportunities.?

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company?s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

ENDS

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains. Orbital provides its customers with leading edge world class engineering expertise Headquartered in Perth Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

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